Exhibit 1

AudioCodes Press Release

PRESS RELEASE

Company Contacts		IR Agency Contact
Niran Baruch, VP Finance & Chief Financial Officer AudioCodes Tel: +972-3-976-4000 Niran.baruch@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4000 shirley@audiocodes.com	Rob Fink, Hayden IR Tel: +1-646-415-8972 audc@haydenir.com

AudioCodes Reports First Quarter 2019 Results

Lod, Israel – April 30, 2019 - AudioCodes (NASDAQ: AUDC) Press Release

First Quarter Highlights

•	Quarterly revenues increased by 9.8% year-over-year to $46.6 million;
•	Quarterly service revenues increased by 3.4% year-over-year to $14.1 million;
•	Quarterly UC-SIP booking increased approximately 15% year-over-year;
•	Quarterly GAAP gross margin percentage was 62.8%; quarterly Non-GAAP gross margin percentage was 63.0%;
•	Quarterly GAAP operating margin percentage was 9.7%; quarterly Non-GAAP operating margin percentage was 11.9%;
•	Cash flow from operating activities was $8.3 million;

•	Quarterly GAAP net income was $3.0 million, or $0.10 per diluted share;

•	Quarterly Non-GAAP net income was $5.5 million, or $0.18 per diluted share;

•	AudioCodes repurchased 86,613 of its ordinary shares during the quarter at an aggregate cost of $951,000.
•	AudioCodes declared a semiannual cash dividend of 11 cents per share. The dividend, in the aggregate amount of $3.2 million, was paid on February 19, 2019.

AudioCodes Reports First Quarter 2019 Results	Page 1 of 9

AudioCodes Press Release

Details

AudioCodes, a leading vendor of advanced voice networking and media processing solutions for the digital workplace, today announced financial results for the first quarter ended March 31, 2019.

Revenues for the first quarter of 2019 were $46.6 million compared to $45.8 million for the fourth quarter of 2018 and $42.4 million for the first quarter of 2018.

Net income was $3.0 million, or $0.10 per diluted share, for the first quarter of 2019, compared to $2.4 million, or $0.08 per diluted share, for the first quarter of 2018.

On a Non-GAAP basis, net income was $5.5 million, or $0.18 per diluted share, for the first quarter of 2019 compared to $3.9 million, or $0.13 per diluted share, for the first quarter of 2018.

Non-GAAP net income excludes: (i) share-based compensation expenses; (ii) amortization expenses related to intangible assets; (iii) expenses or income related to revaluation of an earn-out liability in connection with the acquisition of Active Communications Europe; (iv) financial income or expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies and (v) non-cash deferred tax benefit or expenses. A reconciliation of net income on a GAAP basis to a non-GAAP basis is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

Net cash provided by operating activities was $8.3 million for the first quarter of 2019. Cash and cash equivalents, long- and short-term bank deposits and long- and short-term marketable securities were $68.4 million as of March 31, 2019 compared to $65.4 million as of December 31, 2018. The increase in cash and cash equivalents, long- and short-term bank deposits and long- and short-term marketable securities was the result of cash provided by operating activities offset, in part, by the use of cash in 2019 for the continued repurchasing of the Company’s ordinary shares pursuant to its share repurchase program and for the payment of a cash dividend.

AudioCodes Reports First Quarter 2019 Results	Page 2 of 9

AudioCodes Press Release

“We are pleased to report solid financial results for the first quarter of 2019,” said Shabtai Adlersberg, President and Chief Executive Officer of AudioCodes. “The strong underlying growth in the unified communications and UCaaS markets and the continuing transformation to all IP are favorably impacting our financial results. We continued to execute on our 2019 revenue plan and grew approximately 10% year-over-year while continuing to generate increased earnings and a strong cash flow from operations.”

“New enterprise voice networking deployments and service provider network transformation projects continue to drive our top line growth. Our investments in adapting our One Voice solution to Cloud, and more specifically to the Microsoft Teams collaboration solution started to bear fruits in the first quarter of 2019 and we saw encouraging new project starts in this space. At the same time, we continue to invest in our emerging voice.ai business and we are seeing encouraging initial results. We continue to prudently invest in our future offerings and remain focused on maximizing the return on these investments for our shareholders”, concluded Mr. Adlersberg.

Share Buy Back Program

As of March 31, 2019, AudioCodes had acquired an aggregate of 17.64 million of its ordinary shares since August 2014 for an aggregate consideration of $95 million. During the quarter ended March 31, 2019, AudioCodes acquired 86,613 of its ordinary shares under its share repurchase program for a total consideration of $951,000.

In January 2019, AudioCodes received court approval in Israel to purchase up to an aggregate of $12 million (“Permitted Amount”) of additional ordinary shares pursuant to its share repurchase program. The court approval also permits AudioCodes to declare a dividend of any part of the Permitted Amount during the approved validity period. The current court approval will expire on July 1, 2019. As of March 31, 2019, $7.8 million remained available to the Company under this court approval for repurchasing shares or declaring dividends.

Cash Dividend

On January 28, 2019, the Company declared a cash dividend of $0.11 per share. The dividend, in the aggregate amount of $3.2 million, was paid on February 19, 2019 to all of the Company’s shareholders of record on February 7, 2019.

AudioCodes Reports First Quarter 2019 Results	Page 3 of 9

AudioCodes Press Release

Conference Call & Web Cast Information

AudioCodes will conduct a conference call at 8:30 A.M., Eastern Time today to discuss the Company's first quarter of 2019 operating performance, financial results and outlook. Interested parties may participate in the conference call by dialing one the following numbers:

United States Participants: +1 (877) 407-0778

International Participants: +1 (201) 689-8565

The conference call will also be simultaneously webcast. Investors are invited to listen to the call live via webcast at the AudioCodes investor website at http://www.audiocodes.com/investors-lobby

Follow AudioCodes’ social media channels:

AudioCodes invites you to join our online community and follow us on: AudioCodes Voice Blog, LinkedIn, Twitter, Facebook, and YouTube.

About AudioCodes

AudioCodes Ltd. (NASDAQ, TASE: AUDC) is a leading vendor of advanced voice networking and media processing solutions for the digital workplace. AudioCodes enables enterprises and service providers to build and operate all-IP voice networks for unified communications, contact centers, and hosted business services. AudioCodes offers a broad range of innovative products, solutions and services that are used by large multi-national enterprises and leading tier-1 operators around the world.

For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2019 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, What’s Inside Matters, OSN, SmartTAP, User Management Pack, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP, 3GX, VocaNom, AudioCodes One Voice and CloudBond are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

Summary financial data follows

AudioCodes Reports First Quarter 2019 Results	Page 4 of 9

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31,	December 31,
	2019	2018
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$47,186	$31,503
Short-term and restricted bank deposits	7,385	12,381
Short-term marketable securities and accrued interest	12,271	19,602
Trade receivables, net	27,081	22,279
Other receivables and prepaid expenses	6,237	5,885
Inventories	25,528	22,620
Total current assets	125,688	114,270

LONG-TERM ASSETS:
Long-term and restricted bank deposits	$1,594	$1,894
Deferred tax assets	3,807	4,350
Operating lease right-of-use assets	31,582	-
Severance pay funds	18,017	17,518
Total long-term assets	55,000	23,762

PROPERTY AND EQUIPMENT, NET	4,604	3,865

GOODWILL, INTANGIBLE ASSETS AND OTHER, NET	37,387	37,475

Total assets	$222,679	$179,372

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$2,474	$2,487
Trade payables	6,815	6,188
Other payables and accrued expenses	26,295	22,541
Deferred revenues	29,134	23,727
Short-term operating lease liabilities	8,196	-
Total current liabilities	72,914	54,943

LONG-TERM LIABILITIES:
Accrued severance pay	$19,388	$18,728
Long-term bank loans	3,055	3,687
Deferred revenues and other liabilities	8,488	7,466
Long-term operating lease liabilities	22,953	-
Total long-term liabilities	53,884	29,881

Total shareholders’ equity	95,881	94,548
Total liabilities and shareholders' equity	$222,679	$179,372

AudioCodes Reports First Quarter 2019 Results	Page 5 of 9

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Three months ended
	March 31,
	2019	2018
	(Unaudited)
Revenues:
Products	$32,453	$28,763
Services	14,126	13,662
Total Revenues	46,579	42,425
Cost of revenues:
Products	13,778	11,895
Services	3,572	3,371
Total Cost of revenues	17,350	15,266
Gross profit	29,229	27,159
Operating expenses:
Research and development, net	9,480	8,633
Selling and marketing	12,561	12,988
General and administrative	2,671	2,581
Total operating expenses	24,712	24,202
Operating income	4,517	2,957
Financial income (expenses), net	(799)	243
Income before taxes on income	3,718	3,200
Taxes on income, net	(669)	(766)
Net income	$3,049	$2,434
Basic net earnings per share	$0.10	$0.08
Diluted net earnings per share	$0.10	$0.08
Weighted average number of shares used in computing basic net earnings per share (in thousands)	29,213	29,159
Weighted average number of shares used in computing diluted net earnings per share (in thousands)	30,729	30,349

AudioCodes Reports First Quarter 2019 Results	Page 6 of 9

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME TO NON-GAAP NET INCOME

U.S. dollars in thousands, except per share data

	Three months ended
	March 31,
	2019	2018
	(Unaudited)
GAAP net income	$3,049	$2,434
GAAP net earnings per share	$0.10	$0.08
Cost of revenues:
Share-based compensation (1)	36	39
Amortization expenses (2)	68	174
	104	213
Research and development, net:
Share-based compensation (1)	212	113
Selling and marketing:
Share-based compensation (1)	333	274
Amortization expenses (2)	15	15
	348	289
General and administrative:
Share-based compensation (1)	366	269
Revaluation of earn-out liability (3)	(23)	-
	343	269
Financial expenses:
Exchange rate differences (4)	900	-

Income taxes:
Deferred tax (5)	544	584
Non-GAAP net income	$5,500	$3,902
Non-GAAP diluted net earnings per share	$0.18	$0.13

(1)	Share-based compensation expenses related to options and restricted share units granted to employees and others.
(2)	Amortization of intangible assets related to the acquisitions of Mailvision and Active Communications Europe assets.
(3)	Expenses or income related to revaluation of an earn-out liability in connection with the acquisition of Active Communications Europe.
(4)	Financial income or expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.
(5)	Non-cash deferred tax benefit or expenses.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Three months ended
	March 31,
	2019	2018
	(Unaudited)
Cash flows from operating activities:
Net income	$3,049	$2,434
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	474	540
Amortization of marketable securities premiums and accretion of discounts, net	56	103
Increase in accrued severance pay, net	161	47
Share-based compensation expenses	947	695
Decrease in deferred tax assets, net	425	563
Decrease (increase) in accrued interest and exchange rate effect of loans, marketable securities and bank deposits	(11)	15
Changes in operating leases, net	(433)	-
Decrease (increase) in trade receivables, net	(4,860)	389
Increase in other receivables and prepaid expenses	(254)	(1,734)
Increase in inventories	(2,899)	(971)
Increase in trade payables	627	162
Increase (decrease) in other payables and accrued expenses	4,466	(1,081)
Increase in deferred revenues	6,547	7,124
Net cash provided by operating activities	8,295	8,286
Cash flows from investing activities:
Proceeds from short-term deposits	5,971	-
Proceeds from long-term deposits	300	-
Proceeds from redemption of marketable securities	7,291	727
Purchase of property and equipment	(1,116)	(280)
Net cash provided by investing activities	12,446	447

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Three months ended
	March 31,
	2019	2018
	(Unaudited)
Cash flows from financing activities:
Purchase of treasury shares	(951)	(7,224)
Repayment of bank loans	(618)	(636)
Cash dividends paid to shareholders	(3,218)	-
Payment related to the acquisition of ACS	(410)	(151)
Proceeds from issuance of shares upon exercise of options and warrants	1,114	1,446
Net cash used in financing activities	(4,083)	(6,565)

Net increase in cash, cash equivalents, and restricted cash	16,658	2,168
Cash, cash equivalents and restricted cash at beginning of period	31,503	31,181
Cash, cash equivalents and restricted cash at end of period	$48,161	$33,349

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